UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 4, 2021

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 009, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 013, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 016, Series Gallery Drop 017, Series Gallery Drop 018, Series Gallery Drop 019, Series Gallery Drop 020, Series Gallery Drop 021, Series Gallery Drop 022, Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 026, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034, Series Gallery Drop 035, Series Gallery Drop 036, Series Gallery Drop 037, Series Gallery Drop 038, Series Gallery Drop 039, Series Gallery Drop 040, Series Gallery Drop 041, Series Gallery Drop 042, Series Gallery Drop 043, Series Gallery Drop 044, Series Gallery Drop 045, Series Gallery Drop 046, Series Gallery Drop 047, Series Gallery Drop 048, Series Gallery Drop 049, Series Gallery Drop 050, Series Gallery Drop 051, Series Gallery Drop 052, Series Gallery Drop 053, Series Gallery Drop 054, Series Gallery Drop 055, Series Gallery Drop 056, Series Gallery Drop 057, Series Gallery Drop 058, Series Gallery Drop 059, Series Gallery Drop 060, Series Gallery Drop 061, Series Gallery Drop 062, Series Gallery Drop 063, Series Gallery Drop 064, Series Gallery Drop 065, Series Gallery Drop 066, Series Gallery Drop 067, Series Gallery Drop 068, Series Gallery Drop 069, Series Gallery Drop 070, Series Gallery Drop 071, Series Gallery Drop 072, Series Gallery Drop 073, Series Gallery Drop 074, Series Gallery Drop 075, Series Gallery Drop 076, Series Gallery Drop 077, Series Gallery Drop 078, Series Gallery Drop 079, Series Gallery Drop 080, Series Gallery Drop 082, Series Gallery Drop 083, Series Gallery Drop 086, Series Gallery Drop 089, Series Gallery Drop 093, Series Gallery Drop 094, Series Gallery Drop 095, Series Gallery Drop 096, Series Gallery Drop 097, Series Gallery Drop 098, Series Gallery Drop 100, Series Gallery Drop 102, Series Gallery Drop 104, Series Gallery Drop 107, Series Gallery Drop 108
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Gallery Drop 027 Underlying Asset Sale
On July 20, 2021, Series Gallery Drop 027, a series of Otis Gallery LLC, a Delaware series limited liability company (the “Company”), entered into an agreement to sell the Series Gallery Drop 027 Asset, a 9.8 CGC-graded Teenage Mutant Ninja Turtles #1 comic book, for $180,000 versus the Series Gallery Drop 027 offering amount of $62,500. Pursuant to the agreement, consummation of the closing was conditioned up approval of the sale by holders of interests (“Interests”) in Series Gallery Drop 027, which approval was received on July 21, 2021. The sale contains no other material terms and/or conditions. In connection with the sale, Otis Wealth, Inc. (the “Manager”) assumed all outstanding but unpaid Series Gallery Drop 027 acquisition and offering expenses and waived any and all rights to receive the 10% distribution pursuant to Section 7.02 of the Company’s limited liability company agreement, dated February 1, 2019, as amended. This will result in a net gain to holders of Series Gallery Drop 027 Interests. The closing of the sale was consummated on July 28, 2021.
The Manager, as the manager of Series Gallery Drop 027, has been appointed as liquidator and will distribute to holders of Series Gallery Drop 027 Interests all of the remaining assets (which consist only of cash) of Series Gallery Drop 027, after making provision for liabilities of Series Gallery Drop 027, if any. After making such distribution, the Manager intends to wind up Series Gallery Drop 027 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of Series Gallery Drop 027 Interests.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: General Counsel